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                          January 26, 2024

       G. James Benoit, Jr.
       Chief Executive Officer
       WaveDancer, Inc.
       12015 Lee Jackson Memorial Highway, Suite 210
       Fairfax, Virginia 22033

                                                        Re: WaveDancer, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 22,
2024
                                                            File No. 333-276649

       Dear G. James Benoit:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Alexandra Barone at 202-551-8816 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Mark J. Wishner, Esq.